

March 8, 2013

Via E-mail
Jeremy Harris
President
Arrow Cars International Inc.
Calle del Escritor Herrera Santaolalla, No. 2
Churriana, Malaga, Spain 29140

Re: **Arrow Cars International Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 22, 2012
File No. 333-184611**

Dear Mr. Harris:

We have reviewed your amended registration statement and responses to our letter dated February 11, 2013 and have the following additional comments.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 20

1. We note your response to our prior comment 3. However, please revise your disclosure to include a robust comparative discussion of changes in your operating results, including the qualitative and quantitative factors impacting both revenue and expenses.

Proposed Milestones to Implement Our Business Operation, page 26

2. We note your response to our prior comment 4 and reissue. Please revise this section to clarify that you intend to use the proceeds of this offering and revenue from your future business operations to accomplish the business goals disclosed on pages 26 to 32. In addition, please disclose the amount of revenue from future business operations necessary to accomplish your plan of operation.

Approach Small to Medium Sized Businesses in Spain, page 27

3. We note your statements on pages 27 and 31 of your belief that a minimum of three companies, if you raise the minimum amount of proceeds in this offering, and a minimum of ten companies, if you raise the maximum amount of proceeds in this offering, will switch over to your company. Please revise to clarify, consistent with your response to our prior comment 5, that these beliefs are related more to the amount of vehicles you can provide than the ability to convert these companies to your services.

Consolidated Financial Statements

Note 2- Basis of Presentation and Recently Issued Accounting Pronouncements, page F-7

Vehicles, page F-7

4. You indicate that, when vehicles come out of the "Easy Car Leasing" program and go into the "Rent-to-Own" scheme, depreciation stops, and then management reassesses the residual value of the vehicles and adjusts the depreciation accordingly. However, changes in the residual value of vehicles should be reassessed at each reporting period, including when vehicles are in the "Easy Car Leasing" program, in order to ensure that changes in the residual value of vehicles are appropriately reflected. Please revise your depreciation policy, as appropriate.

Revenue Recognition, page F-8

5. You state that your 36-month "Rent-to-Own" transactions are in effect installment sales and that, in management's opinion, they should be treated as such. Management's conclusion appears based on the notion that the transaction meets the sales-type lease criteria set forth in ASC Topic 840. Please note that the accounting requirements for recognizing a transaction as an installment sale are set forth within ASC Topic 605-10-25-3, not ASC Topic 840. If you believe that the transaction meets the definition of a sales-type lease under ASC Topic 840, please tell us why you did not account for the transaction as a sales-type lease and why you did not recognize amounts in accordance with ASC Topic 840-30-30-8 through ASC Topic 840-30-30-10.

6. We note your response to comment 11. In this regard, please provide us with a copy of your standard "Rent-to-Own" agreement.

7. The support provided in your response to comment 12 does not provide sufficient evidence to conclude that collectability is reasonably assured. In particular, you indicate that each vehicle in the AutoOasis fleet is fitted with a vehicle tracking device which enables the car to be tracked and ultimately stopped and repossessed. In this regard, the ability to repossess does not provide reasonable assurance regarding collectability. Additionally, the inclusion of such a tracking device appears to indicate that you have significant concerns with regard to the collectability of amounts. Please provide us with additional evidence regarding collectability.

General

8. We note that updated financial statements for the year ended December 31, 2012 will be provided in a further amendment. Please note that, when additional audited financial statements are provided in an amendment, the staff may require significant additional time to review the amendment.

9. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
         David E. Wise, Esq.